Mail Stop 3561

November 28, 2006

David R. Snyder, Esq.
Pillsbury Winthrop Shaw Pittman LLP
501 West Broadway, Suite 1100
San Diego, CA 92101-3575

      RE: **Petco Animal Supplies, Inc.**
              Form 10-K for fiscal year ended January 28, 2006
              Filed March 31, 2006
              Forms 10-Q for fiscal quarters ended April 29 and July 29, 2006
              File No. 0-23574

Dear Mr. Snyder:

We have completed our review of your Form 10-K and related filings and have no further
comments at this time.

              Sincerely,

              William Thompson
              Branch Chief